VIA EDGAR                                        May 18, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
Attention: Madeleine Mateo and Tonya Aldave
100 F Street, N.E.
Washington, D.C. 20549

Re:    NewtekOne, Inc.
    Amendment No. 3 to Registration Statement on Form S-3
    Filed: April 21, 2023
    File No. 333-269452

Ladies and Gentlemen:
On behalf of NewtekOne, Inc. (the “Company”), set forth below are the Company’s responses to the written comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding Amendment No. 3 to the Company’s Registration Statement on Form S-3, filed April 21, 2023 (“Amendment No. 3”). The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.
1.Please clarify which specific issuer(s) you believe are entitled to rely on Rule 3a-7 of the Investment Company Act of 1940 (“1940 Act”). In addition, please clarify (i) whether each such issuer issues redeemable securities, (ii) whether each such issuer is engaged only in the business of purchasing or otherwise acquiring, and holding eligible assets under Rule 3a-7 (and in activities related or incidental thereto), (iii) whether each such issuer has issued securities as described in Rule 3a-7(a)(1) and, if so, in what amounts, (iv) whether such securities were sold to purchasers in accordance with Rule 3a-7(a)(2), (v) whether such issuers have acquired and disposed of assets in accordance with Rule 3a-7(a)(3), (vi) whether any such issuer has appointed a trustee that meets the requirements imposed by Rule 3a-7(a)(4)(i) and whether such a trustee will take the actions necessary to meet the requirements in Rule 3a-7(a)(4)(ii) and (iii).

Response: The Company respectfully informs the Staff that the entities that have historically engaged in securitization activities are Newtek Small Business Finance, LLC (“NSBF”) and Newtek Conventional Lending, LLC (“NCL JV”). As stated in Amendment No. 3, following the Company’s acquisition of Newtek Bank, National Association (“Newtek Bank”) and conversion from a business development company (“BDC”) to a financial holding company (the “Conversion”), the Company will transition NSBF’s origination of loans under the U.S. Small Business Administration (“SBA”) loan1 program and securitization activities to Newtek Bank. Additionally, NCL JV is a nonconsolidated joint venture between the Company’s consolidated subsidiary Newtek Commercial Lending, Inc. (“NCL”) and an unrelated third party. NCL owns 50% of NCL JV and does not “control” that entity as defined by the 1940 Act. NCL JV has previously engaged in one securitization transaction.2

The Company confirms that:

1.Neither NSBF nor NCL JV issues redeemable securities;
2.Each of NSBF and NCL JV is engaged only in the business of purchasing or otherwise acquiring, and holding eligible assets under Rule 3a-7 (and in activities related or incidental thereto);
1 See 13 C.F.R. 120.1 (The SBA provides financial assistance to small businesses under its general business loan programs (“7(a) loans”) authorized by section 7(a) of the Small Business Act (“the Act”), 15 U.S.C. 636(a), its microloan demonstration loan program authorized by section 7(m) of the Act, 15 U.S.C. 636(m), and its development company program (“504 loans”) authorized by Title V of the Small Business Investment Act, 15 U.S.C. 695 to 697).

2 As set forth in Amendment No. 3, NCL JV ceased funding new loans during 2020 and as a result, is not anticipated to engage in future securitization activities.

3.Each of NSBF and NCL JV has issued securities described in Rule 3a-7(a)(1). As stated in the Amendment No. 3, NSBF accumulates and securitizes the unguaranteed portions of SBA 7(a) loans, and NCL did the same for non-conforming conventional commercial loans.
4.Each of the securities sold in the securitizations undertaken by NSBF and NCL JV complied with the requirements of Rule 3a-7(a)(2). As previously discussed in correspondence with the Staff, each of the securitizations undertaken by NSBF and NCL JV have been rated by unaffiliated nationally recognized statistical rating organizations in one of the four highest categories assigned long-term debt or in an equivalent short-term category;3
5.Acquisitions and dispositions of additional eligible assets by NSBF and NCL JV have been undertaken in accordance with Rule 3a-7(a)(3) in all cases; and
6.Each of NSBF and NCL JV has appointed trustees that meet the requirements imposed by Rule 3a-7(a)(4)(i), and such trustees will take the actions necessary to meet the requirements in Rule 3a-7(a)(4)(ii) and (iii).
The Company notes that its correspondence has focused on the exemption available under Rule 3a-74 because the Staff specifically asked how the Company’s securitization activities comply with the 1940 Act. The Company notes, however, that it does not exclusively rely on Rule 3a-7 to exclude either NSBF or NCL JV from the definition of an investment company under the 1940 Act.
As discussed in further detail below, the Company does not believe that the guaranteed and unguaranteed non-affiliate loans held by NSBF constitute “securities,” for purposes of determining whether NSBF satisfies the definition of an investment company under the 1940 Act. See Response 3, below.
Additionally, the Company believes that NCL JV would qualify for the exclusions provided under Sections 3(c)(1) and 3(c)(7). Section 3(c)(1) excludes from the definition of an investment company “[a]ny issuer whose outstanding securities . . . are beneficially owned by not more than one hundred persons . . . and which is not making and does not presently propose to make a public offering of its securities.” Further, Section 3(c)(7) excludes from the definition of an investment company “[a]ny issuer, the outstanding securities of which are owned exclusively by persons who, at the time of acquisition of such securities, are qualified purchasers, and which is not making and does not at that time propose to make a public offering of such securities.”
NCL JV qualifies for the exclusions provided under Sections 3(c)(1) and 3(c)(7) because (1) it is owned by only two unrelated parties (i.e., it has fewer than one hundred security holders), (2) at the time of acquisition, it was held exclusively by “qualified purchasers” as defined under Section 2(a)(51)(A), and (3) it does not make nor does it presently propose to make any public offering of its securities.
Further, as discussed below, NSBF’s securitization activities are being wound down, and, in the future, may be undertaken by Newtek Bank.5 Newtek Bank is a “bank” as defined under Section 2(a)(5), and is therefore excluded from the definition of an “investment company” by Section 3(c)(3). See Response 2, below.
2.To the extent that Newtek Bank or any of your other subsidiaries are relying on Section 3(c)(3) of the 1940 Act as a “bank” as that term is defined in Section 2(a)(5) of the 1940 Act, please clarify the basis for that determination.

Response: The Company respectfully informs the Staff that Newtek Bank meets the exception set forth in Section 3(c)(3). Section 3(c)(3) exempts from the definition of an “investment company” under the 1940 Act “[a]ny bank . . . .” Section 2(a)(5) defines the term “bank” to include among other things, “a depository institution (as defined in Section 3 of the Federal Deposit Insurance Act) . . . .” Newtek Bank is
3 As noted in the Company’s prior correspondence, “virtually all assets that can be securitized (i.e., which produce cash flows of the type that may be statistically analyzed by rating agencies and investors) will meet the definition of eligible asset” under the rule. See Investment Company Act Rel. No. IC-19105, 57 FR 56248, 56249 (Nov. 19, 1992) ( the “Adopting Release”).

4 Unless otherwise stated, all “Rule” and “Section” references herein are to the 1940 Act.

5 See Amendment No. 3, “Newtek Bank intends to use core deposits to fund SBA 7(a) loans and may securitize the unguaranteed portions of SBA 7(a) loans in the future.”

a national bank regulated by the Office of the Comptroller of the Currency and Section 3 of the Federal Deposit Insurance Act specifically includes national banks within its definition of “depository institution.”6

The Company notes that a critical element of the Company’s strategic plan is the transitioning to Newtek Bank of the SBA 7(a) lending activities that have been traditionally undertaken by NSBF. As a result, the Company expects that the assets ultimately held by Newtek Bank will constitute a significant proportion of the Company’s assets. Any assets held by Newtek Bank would be exempt from regulation under the 1940 Act.

As such, although the Company believes that it does not currently qualify as an “investment company” under the 1940 Act, if the Company (or any subsidiary) were to temporarily surpass the forty percent threshold in Section 3(a)(1)(C), given the Company’s current ongoing restructuring which includes the transition of all new SBA 7(a) lending activities to Newtek Bank, it believes it would be justified in reliance or Rule 3a-2 for one year or other potential avenues of relief as it works to complete the restructuring and transition as expeditiously as possible. See discussion in Response 3 below re: Rule 3a-2.

3.For you and any of your subsidiaries not relying on Rule 3a-7 or Section 3(c)(3) of the 1940 Act:

•Please provide a legal analysis of whether each such issuer meets the definition of an “investment company” under Section 3(a)(1)(C) of the 1940 Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss: (i) your proposed treatment of the SBA unguaranteed non-affiliate loans and controlled investments for purposes of Section 3(a)(1)(C); and (ii) any other substantive determinations and/or characterizations of assets that are material to your calculations. Please base your response on the value of such issuer’s assets as of the end of the last preceding fiscal quarter.

•Please provide a detailed legal analysis regarding whether such issuers meet the definition of an “investment company” under Section 3(a)(1)(A) of the 1940 Act. In your response, please address, in detail, each of the factors outlined in Tonopah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

Response: The Company respectfully informs the Staff that the Company has over forty direct and indirect subsidiaries. As a result, the Company believes that it would be unduly burdensome to provide a detailed legal analysis of each of the Company’s subsidiaries. The Company would like to note, however, that:

•the Company is in the process of a major corporate restructuring, under which it is consolidating, eliminating, and generally reorganizing its corporate structure, which will result in the elimination of almost all of its non-operating company (i.e., holding companies) subsidiaries. As such, providing a snapshot of the Company’s current operations is administratively difficult, and, moreover, may not accurately represent the Company’s intended operations;
•a core objective of this corporate restructuring concerns the transition of all new SBA 7(a) loan activities to Newtek Bank and the wind-down of NSBF’s operations, the terms of which were negotiated and agreed with the SBA and disclosed in the Current Report on Form 8-K filed April 19, 2023;
•the Company has previously described how NSBF’s activities are exempt under, among other things, Rule 3a-7 under the 1940 Act, and how Newtek Bank is exempt under Section 3(c)(3). The values of NSBF, as of December 31, 2022, and Newtek Bank (including its subsidiaries), as of March 31, 2023, were approximately $524.4 million and $175 million, respectively. The combined values of these entities represent approximately 69.8% of the Company’s total assets on an unconsolidated basis. As a result, regardless of the nature of the assets held by the Company’s remaining subsidiaries, the Company would not be considered an investment company under Section 3(a)(1)(C) (see below); and
•as further described herein, even in the scenario in which the Company were to temporarily surpass the forty percent threshold in Section 3(a)(1)(C) and be deemed a prima facie investment company, the Company believes that it would be able to rely upon the exemption provided by Rule 3a-2, which provides a one-year exemption for “transient” investment companies when such companies have a bona fide intent to be engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.
6 The Federal Deposit Insurance Act, in relevant part, defines a “bank” as “any national bank and State bank, and any Federal branch and insured branch” or “any former savings association.” 12 U.S.C 1813(a).

Given the above, the Company has provided a summary legal analysis of the Company’s subsidiaries as of December 31, 2022, and describes, to the extent possible, any changes in the Company’s structure as of the most recent practicable date.
For the Staff’s convenience, the Company has provided the following table of the analysis contained below:

Section 3(a)(1)(C) Analysis
Parent Entity	Subsidiary Entity	Value	Percentage of Company’s Total Assets	Investment Company	Exemption(s) from the 1940 Act
NSBF	-	$524.4 million	52.3%	No	•Rule 3a-7; •Company does not hold “investment securities”
Newtek Bank (as of March 31, 2023)	NBL[7]	$43.0 million	4.3%	No	•Section 3(a)(2)(C)
	SBL[8]	$10.5 million	1.0%	No	•Section 3(a)(2)(C)
	Newtek Bank	121.5 million	12.1%	No	•Section 3(c)(3)
	SUBTOTAL		$175 million	17.5%
NCL	NCL JV	$16.6 million	1.7%	No	•Rule 3a-7 •Section 3(c)(1) •Section 3(c)(7)
	TSO II	$6.4 million	0.6%	No	•Section 3(c)(1) •Section 3(c)(7)
	SUBTOTAL	$23.0 million	2.3%	No	•Section 3(a)(2) •Less than 40% investment securities
Newtek Business Services Holdco 1, Inc and NBSH Holdings, LLC[9]	NMS[10]	$109 million	10.9%	No	•Not an investment company as defined by Section 3(a)(1)(C)
7 See Amendment No. 3, Newtek Business Lending, LLC (“NBL”), a wholly owned subsidiary of Newtek Bank, N.A., originates SBA 504 loans to the SMB market and provides loan origination services to other parts of the Newtek Lending platform, including NewtekOne joint ventures.

8 See Amendment No. 3, Small Business Lending, LLC (“SBL”), a wholly-owned subsidiary of Newtek Bank, provides third-party loan servicing for SBA and non-SBA loans.

9 Each holding company is a subsidiary of NewtekOne, Inc. and is in the process of being merged out of existence with the intention being that NewtekOne, Inc. will be the direct parent of all of its the consolidated operating subsidiary entities.

10 See Amendment No. 3,” Newtek Merchant Solutions, LLC (“NMS”), a wholly owned subsidiary, markets credit and debit card processing services, check approval services, processing equipment, and software, and is part of the Newtek Payments platform.”

Newtek Business Services Holdco 1, Inc[6]	NTS[11]	$38.5 million	3.8%	No	•Not an investment company as defined by Section 3(a)(1)(C)
Wilshire Holdings I, Inc. and The Whitestone Group, LLC [6]	PMT[12]	$3.6 million	0.4%	No	•Not an investment company as defined by Section 3(a)(1)(C)
Wilshire Holdings I, Inc. [6]	NIA[13]	$5.5 million	0.5%	No	•Not an investment company as defined by Section 3(a)(1)(C)
Newtek Business Services Holdco 4, Inc. [6]	Mobil Money[14]	$8.25 million	0.8%	No	•Not an investment company as defined by Section 3(a)(1)(C)
Newtek Business Services Holdco 3, Inc. [6]	POS[15]	$1.8 million	0.2%	No	•Not an investment company as defined by Section 3(a)(1)(C)
Wilshire Holdings I, Inc. and The Whitestone Group, LLC [6]	NBC[16]	$5.8 million	0.6%	No	•Not an investment company as defined by Section 3(a)(1)(C)
Newtek Business Services Holdco 6[17]	NBL SPV I, SPV II and SPV III	$33.0 million	3.3%	No	•Not an investment company as defined by Section 3(a)(1)(C)
11 See Amendment No. 3, “Newtek Technology Solutions, Inc. (“NTS”), a wholly owned subsidiary, provides website hosting, dedicated server hosting, cloud hosting, web design and development, internet marketing, ecommerce, data storage, backup and disaster recovery, and other related service. Sidco, LLC d/b/a Cloud Nine Services (“SIDCO”), a subsidiary of NTS, consults, strategizes, designs, and implements technology solutions for enterprise and commercial clients.”

12 See Amendment No. 3, “PMTWorks Payroll, LLC d/b/a Newtek Payroll and Benefits Solutions (“PMT”), offers an array of industry standard payroll management, payment and tax reporting services to SMBs.

13 See Amendment No. 3, “Newtek Insurance Agency, LLC (“NIA”), a wholly owned subsidiary, is a retail brokerage insurance agency licensed in all 50 states.”

14 See Amendment No. 3, “Mobil Money, LLC (“Mobil Money”), a wholly owned subsidiary, provides payment processing for a merchant portfolio of taxi cabs and sells related licensed payment processing software.”

15 See Amendment No. 3, “POS On Cloud, LLC, d/b/a Newtek Payment Systems (“NPS”), a majority (59.76%) owned subsidiary, provides cloud based Point of Sale (POS) systems for a variety of restaurant, retail, assisted living, parks and golf course businesses.”

16 See Amendment No. 3, “CDS Business Services, Inc. d/b/a Newtek Business Credit Solutions (“NBC”), a wholly owned subsidiary provided receivables and inventory financing to SMBs.”

17 See Amendment No. 3, “Newtek Business Holdco 6, Inc. (“Holdco 6”), a wholly owned subsidiary, is a holding company that owns NBL SPV I, LLC, NBL SPV II, LLC, and NBL SPV III, LLC, special purpose vehicles which own and finance SBA 504 loans and nonconforming conventional loans.” Holdco 6 does not engage in securitization transactions.

Other Investments	(TAM, Biller Genie, EWS, Emcap)[18]	$1.6 million	0.2%	No	•Not investment companies as defined by Section 3(a)(1)(C)
Other Assets[19]		$72.4 million	7.2%	No	•Not investment companies as defined by Section 3(a)(1)(C)
Total		$1,002 million	100.0%

Section 3(a)(1)(C)
Section 3(a)(1)(C) defines an investment company as:
[A]ny issuer which . . . [i]s engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.
For purposes of Section 3(a)(1)(C), the term “investment securities” includes “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).”
As of December 31, 2022, the Company had total assets (excluding cash and government securities) of approximately $1,002 million (including the value of Newtek Bank as of March 31, 2023).20 The Company does not believe there have been any material changes to its total assets following that date (except for the inclusion of Newtek Bank. As a result, to qualify as an investment company pursuant to Section 3(a)(1)(C), the Company would need to own investment securities exceeding approximately $400.8 million.
    NSBF and SBA guaranteed and unguaranteed loans
        NSBF
18 Titanium Asset Management t (“TAM”) provides call center support; Excell Websolutions (“EWS”) provides website design; Biller Genie, a minority investment that provides commercial bill paying services; and Emcap, a minority investment that provides commercial financing.

19 Other Assets include Servicing Asset $30 million; SBA Receivable $12 million; Right of Use Asset $6.4 million; Prepaid Expense and Insurance $12 million; Deferred Financing Costs $7.2 million; Accrued Interest Receivable $5.8 million; and Dividend Receivable $2 million.

20 Unless otherwise provided, the values of the Company’s subsidiaries as of December 31, 2022 have been obtained from the information included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (filed March 16, 2023).

At December 31, 2022, NSBF was a consolidated subsidiary of the Company, and originated, serviced, sold, and securitized loans originated under the SBA 7(a) program. As a consolidated subsidiary, NSBF was not separately valued by the Company on its consolidated financial statements. However, virtually all of the value of NSBF was derived from is SBA unguaranteed non-affiliate loans and its SBA guaranteed non-affiliate loans. As of December 31, 2022, NSBF’s SBA unguaranteed non-affiliate loans and SBA guaranteed non-affiliate loans held a combined value of approximately $524.4 million – approximately 52.3% ($524.4 million / $1,002 million) of the Company’s total assets. The Company has previously described how NSBF’s activities are exempt under, among other things, Rule 3a-7 under the 1940 Act. See Response 1, above. Given this exemption and the previously discussed exemption of Newtek Bank (which constitutes an additional 17.5% of the Company’s total value), the percentage of the Company’s investment securities, if any, does not exceed forty percent of the value of the Company’s total assets, and the Company therefore does not believe that it could be considered an investment company under Section 3(a)(1)(C).
        SBA guaranteed and unguaranteed loans
The Staff has asked the Company to address the Company’s proposed treatment of SBA guaranteed and unguaranteed non-affiliate loans on a prospective basis. While the Company believes that these loans would continue to qualify for the Rule 3a-7 exemption when held by NSBF, as incident to its securitization activities, the Company notes that, following the Conversion, it treats NSBF’s portfolio of guaranteed and unguaranteed SBA 7(a) loans as loans that do not constitute “securities” under the 1940 Act.
The SBA 7(a) loan program is a program that is administered by the SBA, which is an independent government agency, and the program functions as one of the nation’s largest sources of SMB financing. This is due to the fact that the SBA typically guarantees between 75% and 90% of the principal and interest due on SBA 7(a) loans. SBA 7(a) loans are loans that are intended to support the growth of small and medium-sized businesses (“SMBs”). Specifically, SBA 7(a) loans are primarily intended to provide SMBs with increased working capital, but may be used for a variety of purposes, including making capital improvements, purchasing real estate, repairs, renovations, payroll, and other uses. SBA 7(a) loans are subject to comprehensive regulation by the SBA as the SBA also regulates the types of borrowers that may receive SBA 7(a) loans, the terms of such loans, the lenders providing such loans, and the circumstances under which the loans may be sold or transferred.
As part of NSBF’s participation in the SBA 7(a) loan program, NSBF generally structured its loans so that it could both sell the government guaranteed portions of SBA 7(a) loans and securitize the unguaranteed portions. Specifically, after originating SBA 7(a) loans, NSBF would sell the guaranteed portions of such loans, and retain the unguaranteed portion until accumulating sufficient loans for a securitization. After doing so, NSBF would transfer the unguaranteed portions of the SBA 7(a) loans to a trust, which, in turn, would issue notes against the trust’s assets in private placements.
The SEC has, in other contexts determined that certificates backed by pools of SBA guaranteed loans are “government securities” under the 1940 Act. See No-Action, Morgan Keegan & Company (July 24, 1992) (the “Morgan Keegan Letter”). As discussed above, “government securities” are excluded from the definition of “investment securities” as used in Section 3(a)(1)(C). “Government securities” are defined as “any security issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the Government of the United States…” which the SEC affirmed in the Morgan Keenan Letter was the case with respect to certificates backed by pools of SBA guaranteed loans.
As of April 2023, all of the Company’s new SBA 7(a) loan originations are taking place at Newtek Bank. Specifically, NSBF has relinquished its preferred lender program status,21 has ceased originating new SBA 7(a) loans (except for the completion of loans partially funded as of April 2023), and is winding down its operations. As set forth in the Current Report on Form 8-K filed on April 19, 2023, the SBA will require NSBF to continue to own the SBA 7(a) loans that it held prior to the wind down until those loans mature, or are liquidated, charged off, or sold or transferred (which is subject to the SBA’s approval). The SBA also will require NSBF to (1) continue to service and liquidate its SBA 7(a) loans, (2) maintain SBA-established minimum capital requirements, and (3) maintain certain amounts of restricted cash, which must be available to meet any SBA obligations. The SBA also will restrict NSBF’s ability to make dividend distributions to the Company, and will require NSBF to remain liable to the SBA for any post-purchase denials and repairs to its SBA 7(a) loans. In other words, NSBF will be subject to the SBA’s significant and continuing regulatory oversight, and NSBF will have a very limited ability to transfer the SBA 7(a) loans that it h
21 The SBA reserves preferred lender program (“PLP”) status for its most experienced SBA lenders, and that status allows PLP lenders to place SBA guarantees on loans without seeking prior SBA review and approval.

olds. For this, among other, reasons the SBA guaranteed and unguaranteed non-affiliate loans held by NSBF should be treated as loans rather than “securities” under applicable judicial and regulatory guidance.
        Legal Analysis
As described above, an “investment company” under Section 3(a)(1)(C) is defined as any company that holds more than forty percent of the value of its total assets in “investment securities.” For purposes of Section 3(a)(1)(C), an “investment security” includes “all securities,” with limited exceptions.22 The Company acknowledges that the staff of the SEC’s Division of Investment Management (“IM Staff”) has previously taken the position that the definition of the term “security” under the 1940 Act may be broader than the definitions under the 1933 Act and 1934 Act, however while there is limited judicial and administrative guidance regarding the meaning of the term “security” within the context of the 1940 Act, the definition of “security” under the 1940 Act is substantially similar to the definitions of that term under both the Securities Act of 1933, as amended (the “1933 Act”), and the Securities Exchange Act of 1934, as amended (the “1934 Act”).
Under a 1933 Act analysis, the “family resemblance” test is the primary means by an instrument is to be evaluated in order to determine whether it properly classified as a loan or a security. See Reves v. Ernst & Young, 494 U.S. 56 (1990). Under the family resemblance test, a loan is presumed to be a security unless it “bears a strong resemblance” to a list of judicially determined instruments that are not securities (the “Resemblance List”). Reves, 494 U.S. at 64 citing Chemical Bank v. Arthur Andersen & Co., 726 F.2d 930, 939 (2d. Cir. 1984). The Resemblance List includes:
1)notes delivered in consumer financing;
2)notes secured by a mortgage on a home;
3)short-term notes secured by a lien on a small business or some of its assets;
4)notes evidencing an unsecured bank loan to an individual;
5)short-term notes secured by an assignment of accounts receivable;
6)notes which simply formalizes open-account debts incurred in the ordinary course of business (particularly if, as in the case of the customer of a broker, such notes are collateralized); and
7)notes evidencing loans by commercial banks for current operations.
The Supreme Court in Reves recognized that the Resemblance List may be incomplete, and that a party could “convince[] the court to add a new instrument to the list. . . .” Reves, 494 U.S. at 64.
To determine whether an instrument “bears a strong resemblance” to an instrument included on the Resemblance List, the Reves Court held that the instrument in question must be analyzed using the follow four factors (the “Resemblance Factors”):
1.Motivations of Parties to Enter the Transaction. The Reves Court determined that the motivations of the lender and borrower for issuing the note may be important for determining whether the note is a “security.” Id. at 66.
2.Plan of Distribution. The Reves Court found that a note’s plan of distribution indicates that it is likely a security if the instrument is commonly traded for speculative or investment purposes. Id. Later courts also concluded that this factor involves considering the noteholder’s level of
22 Section 2(a)(36) provides that: “[U]nless the context otherwise requires . . . ‘Security’ means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a ‘security’, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.”

sophistication and, thus, their need for protection under the securities law. Fox, 743 F.Supp.2d at 400 citing McNabb v. SEC., 298 F.3d 1126, 1132 (9th Cir.2002); Pollack v. Laidlaw Holdings, Inc., 27 F.3d 808, 813 (2d Cir.1994); Stoiber v. SEC., 161 F.3d 745, 751 (D.C.Cir.1998).
3.Reasonable Expectations of the Investing Public. Under this factor, a note may be considered a “security” on the basis of public expectation, even if an economic analysis of the circumstances indicates that the note is not a security. Reves, 494 U.S. at 66-67. Lower courts have interpreted this factor as a “one-way ratchet” in that the “failure to satisfy it does not weigh against finding that an instrument is a security.” Fox, 743 F.Supp.2d at 400 citing Stoiber v. SEC., 161 F.3d at 751.
4.Presence or Absence of an Alternative Regulatory Scheme for the Public’s Protection. The Reves Court determined that the existence of a separate federal regulatory regime may eliminate the need for regulation under the securities laws. In developing this factor, the Supreme Court cited its decision Marine Bank v. Weaver, in which the Supreme Court determined that, even though “certificates of deposit” are explicitly enumerated in the definition of a “security,” an FDIC-insured certificate of deposit issued by a federally-regulated bank was not a “security” within the meaning of the 1933 Act. 455 U.S. 551 (1982). According to the Supreme Court, the purpose of the federal securities laws are to protect the public from fraud and the debtor’s insolvency. Id. at 560. The Court reasoned that, given the “the comprehensive set of regulations governing the banking industry,” “it is unnecessary to subject issuers of bank certificates of deposit to liability under the antifraud provisions of the federal securities laws since the holders of bank certificates of deposit are abundantly protected under the federal banking laws.” Reves expanded upon the holding in Marine Bank by finding that “existence of another regulatory scheme significantly reduces the risk of [an] instrument, thereby rending application of the Securities Act unnecessary.” Reves, 494 U.S. at 67.
Applying the Resemblance Factors to NSBF’s guaranteed and unguaranteed non-affiliated loans strongly indicates that those instruments are loans rather than securities.
1.Factor 1 – Motivations of Parties to Enter the Transaction. Borrowers obtain SBA 7(a) loans in order to obtain financing for their small and medium sized businesses, as they would any other type of bank loan or other types of lending for to fund business operations.
2.Factor 2 – Plan of Distribution. Under this factor, whether the instrument is commonly sold for speculative or investing purposes is relevant. As such, the Company believe that this factor strongly indicates that the subject instruments are not securities. Historically, NSBF has sold the guaranteed portions of the SBA 7(a) loans and held and/or securitized the unguaranteed portions. As discussed above and in Factor 4 below, sales of the guaranteed portions of the SBA 7(a) loans are not necessarily distributions to investors for speculative or investing purposes as the government guarantee all but eliminates any the risk of loss. As to the unguaranteed portions of its SBA 7(a) loans. NSBF historically holds those loans until it had accumulated a sufficient balance to transfer the loans to a securitization trust to engage in securitization activities but would not otherwise transfer the unguaranteed portions of SBA 7(a) loans other than to the securitization trusts.
3.Factor 3 – Reasonable Expectations of the Investing Public. Regarding the guaranteed portions of the SBA 7(a) loans, the public would reasonably believe that they would be compensated regardless of the performance of the underlying borrower because such instrument is fully guaranteed by the U.S. government. As described above, the unguaranteed portions of the SBA 7(a) loans were never sold directly to the public and are not transferred or disposed of other than in connection with securitization activities that are exempt under Rule 3a-7.
4.Factor 4 – Presence of an Alternative Regulatory Scheme for the Public’s Protection. The Company believes this factor decisively indicates that the subject instruments are not securities. As described above, the U.S. government fully guarantees the guaranteed portions of the SBA 7(a) loans, and the purchasers face no risk of loss with respect to those instruments. As discussed in Marine Bank, and affirmed in Reves, it is unnecessary to subject those instruments to regulation under the securities laws because the holder faces virtually no risk of loss. Additionally, both the guaranteed and unguaranteed portions of NSBF’s SBA 7(a) loans are subject to comprehensive regulation by the SBA as the SBA also regulates the types of borrowers that may receive SBA 7(a) loans, the terms of such loans, the lenders providing such loans, and the circumstances under which the loans may be sold or transferred. Furthermore, in connection with its wind-down NSBF will continue to be subject to extensive regulation and oversight by the SBA and NSBF will be prohibited from transferring any of its SBA-regulated loans without the SBA’s prior consent.
Based on the Company’s analysis of the Resemblance Factors, the Company believes that the guaranteed and unguaranteed portions of its SBA 7(a) loans bear a “strong resemblance” to traditional bank loans, traditional asset-secured loans, and traditional notes representing loans for current operations. Consistent with this analysis, the Company notes that the large majority of SBA 7(a) lenders are national banks, credit unions, savings and loan associations, or other financial institutions that are exempt under Section 3(c)(3). In fact, according to the SBA’s 7(a) & 504 Lender Report, as of the SBA’s 2022 fiscal year, approximately 93 of the top 100 SBA 7(a) lenders were banks or other similar financial institutions. In terms of loan volume, the SBA 7(a) loans issued by the top 100 SBA 7(a) lenders represented approximately 67% of the total SBA 7(a) loans issued during the SBA’s 2022 fiscal year. The Company also notes that there are 14 non-bank SBA 7(a) lenders, and certain of those lenders have not been required to register under the 1940 Act based on their SBA 7(a) lending activities. See, e.g., Fund-Ex Solutions Group. Since NSBF’s SBA 7(a) loans bear a “strong resemblance” to instruments that are not traditionally considered “securities” on the Resemblance List, the Company believes that such loans are therefore neither “securities” nor “investment securities” for purposes of Section 3(a)(1)(C).
        Newtek Bank
In connection with the Conversion, the Company acquired Newtek Bank on January 6, 2023. Following the Conversion, the Company transferred approximately $31 million in cash, NBL, and SBL to Newtek Bank. At March 31, 2023, NBL was valued at approximately $43.0 million, and SBL was valued at approximately $10.5 million. Along with the assets held by Newtek Bank, the Company estimates that Newtek Bank’s value at March 31, 2023 was approximately $175 million, or 17.5% ($175 million / $1,002 million) of the Company’s total assets. The Company has previously described why Newtek Bank is exempt from the definition of an “investment company” under Section 3(c)(3). Since Newtek Bank is exempt, the Company notes that any SBA 7(a) loan originations and syndications that may be undertaken by the bank also would be exempt from regulation under the 1940 Act. In addition, Newtek Bank’s interests in any subsidiaries (including NBL and SBL) that are or will be contributed to the bank would not be considered “investment securities” when held by Newtek Bank for purposes of Section 3(a)(1)(C).
        Newtek Commercial Lending
At December 31, 2022, NCL was a wholly owned subsidiary that was formed to hold the Company’s interests in nonconforming conventional loan joint ventures. NCL owns a 50% ownership interest in NCL JV and TSO II. At December 31, 2022, the value of NCL’s assets, which was based on the combined value of NCL JV’s and TSO II’s assets, was approximately $23.0 million, which was approximately 2.3% ($23 million / $1,002 million) of the Company’s total assets.
NCL JV is a 50/50 joint venture that the Company formed with an unrelated third party to provide non-conforming conventional commercial and industrial term loans to U.S. middle-market companies and small businesses. As of December 31, 2022, the value of the Company’s 50% NCL JV value was approximately $16.6 million, or 1.7% ($16.6 million / $1,002 million) of the Company’s total assets.
TSO II is a 50/50 joint venture that the Company formed with an unrelated third party to provide non-conforming conventional commercial and industrial term loans of up to $15.0 million to U.S. middle-market companies and small businesses. As of December 31, 2022, the value of the Company’s 50% NCL JV value was approximately $6.4 million or 0.6% ($6.4 million / $1,002 million) of the Company’s total assets.
The Company previously described that NCL JV was excluded from the definition of an “investment company” under Rule 3a-7, Section 3(c)(1), and/or Section 3(c)(7). Similar to NCL JV, TSO II qualifies for the exclusions provided under Sections 3(c)(1) and 3(c)(7) because (1) it is owned by only two unrelated parties (i.e., it has fewer than one hundred security holders), (2) at the time of acquisition, it was held exclusively by “qualified purchasers” as defined under Section 2(a)(51)(A), and (3) it does not make nor does it presently propose to make any public offering of its securities.
Among other things, Section 3(a)(2) provides the term “investment securities” will not include the securities of “majority-owned subsidiaries,” provided that the subsidiary is not relying on the exemptions provided under Section 3(c)(1) or 3(c)(7). NCL JV may rely on Rule 3a-7 for exemption from the 1940 Act, but TSO II relies solely on such exemptions. As a result, NCL JV’s will not be considered “investment securities” under the 1940 Act, and TSO II’s securities will be considered “investment securities,” under the 1940 Act for purposes of determining whether NCL is an “investment company” under the 1940 Act.
As described above, the total value of NCL is $23 million, of which $16.4 million, or 72.0% ($16.4 million / $23.0 million) is attributable to NCL JV. Since the value of NCL’s investment assets does not exceed 40% of its total assets, NCL does not meet the definition of an “investment company” under Section 3(a)(1)(C).
        Other Assets
The Company respectfully informs the Staff that the vast majority of the remaining 27.9% of the Company’s assets are held in wholly-owned subsidiaries that are operating companies.23 These companies generally provide electronic payment processing services, managed technology solutions (cloud computing), technology consulting, ecommerce, personal and commercial lines insurance services, web services, data backup, storage and retrieval services, and payroll and benefits solutions to SMBs. Given the nature of these remaining assets, and limited ability for analysis of these subsidiaries to impact the overall Section 3(a)(1)(C) analysis, the Company believes that it is appropriate to provide the following summary of the remaining subsidiaries’ activity and the impact, if any, on the composition of the Company’s total investment.
23 Except for POS on Cloud which is a majority (59.76%) owned consolidated subsidiary. The values of the minority investments in Biller Genie and Emcap are de minimis and immaterial.

Entity[24]	Subsidiary	General Description of Operations	Value of Assets	Percentage Company’s Total Assets
Newtek Business Services Holdco 1, Inc.	Newtek Technology Solutions, Inc. (“NTS”)	Provides website hosting, dedicated server hosting, cloud hosting, web design and development, internet marketing, ecommerce, data storage, backup and disaster recovery, and other related services.	$38.5 million	3.8%
Newtek Technology Solutions, Inc.	SIDCO, LLC	Consults, strategizes, designs, and implements technology solutions for enterprise and commercial clients across the U.S.	Included in value of NTS	-
Newtek Business Services Holdco 1, Inc.	NBSH Holdings, LLC	Holding company for Newtek Merchant Solutions, LLC (“NMS”) which will be merged out of existence.	Value attributable to NMS holding
NBSH Holdings, LLC	NMS	Markets credit and debit card processing services, check approval services, processing equipment, and software	$109 million	10.9%
Wilshire Holdings I, Inc.	NIA	A retail brokerage insurance agency licensed in all 50 states	$5.5 million	0.5%
Wilshire Holdings I, Inc. and The Whitestone Group, LLC	PMT	Offers payroll management, payment and tax reporting services to SMBs	$3.6 million	0.4%
Wilshire Holdings I, Inc. and The Whitestone Group, LLC	NBC	Provided receivables and inventory financing to SMBs. New asset backed lending will be conducted by Newtek Bank, and the existing NBC portfolio is managed and serviced by SBL.	$5.8 million	0.6%
Newtek Business Services Holdco 3, Inc.	POS	Provides cloud based Point of Sale (POS) systems for a variety of restaurant, retail, assisted living, parks and golf course businesses.	$1.8 million	0.2%
Newtek Business Services Holdco 4, Inc.	MM	Provides payment processing for a merchant portfolio of taxi cabs and sells related licensed payment processing software.	$8.25 million	0.8%
	Other	Other subsidiaries (TAM, EWS, Biller Genie, EmCap)	$1.6 million	0.2%
24 In connection with the reorganization discussed above, each of the intermediate holding companies are in the process of being merged out of existence with the result that each of the operating subsidiaries will become direct (versus indirect) subsidiaries of the Company, unless otherwise indicated.

    Rule 3a-2 and SEC Holding Company Guidance
As detailed above, the Company believes that the very few, if any, of its assets constitute “investment securities” under Section 3(a)(1)(C). As a result, the Company believes that it is well below the forty percent threshold that would trigger automatic investment company status under the 1940. However, the Company notes that, if the Company anticipates exceeding such threshold, the Company would be able to utilize the exemption from regulation under the Rule 3a-2.
Rule 3a-2 provides a broad exemption from companies that temporarily qualify as “investment companies” under Section 3(a)(1)(C), but that do not intend to operate as investment companies in the future. Specifically, Rule 3a-2 provides that:
[f]or purposes of Sections 3(a)(1)(A) and 3(a)(1)(C) of the Act, an issuer is deemed not to be engaged in the business of investing, reinvesting, owning, holding or trading in securities during a period of time not to exceed one year; Provided, That the issuer has a bona fide intent to be engaged primarily, as soon as is reasonably possible (in any event by the termination of such period of time), in a business other than that of investing, reinvesting, owning, holding or trading in securities, such intent to be evidenced by:
(1) The issuer's business activities; and
(2) An appropriate resolution of the issuer's board of directors, or by an appropriate action of the person or persons performing similar functions for any issuer not having a board of directors, which resolution or action has been recorded contemporaneously in its minute books or comparable documents.
The Company believes that if it were at any time to surpass the forty percent threshold in Section 3(a)(1)(C), it could qualify for the temporary exemption under Rule 3a-2. As discussed in further detail below, the Company has consistently expressed its desire and intention to operate as a financial holding company, including by holding a special meeting to obtain permission from its shareholders to do so. Regarding the one-year safe harbor, the Company converted to a financial holding company in January 2022, which the Company considers to be an “extraordinary event”25. In addition to subjecting itself to several comprehensive regulatory regimes, as a condition of the Conversion, the Company has either chosen or been required to significantly restructure its operations. Specifically, the Company made a commitment to the Federal Reserve to divest or otherwise terminate the activities it conducts through EWS and NTS, including in NTS’s subsidiary SIDCO, within two years from becoming a financial holding company. As discussed above, the Company has ceased originating SBA 7(a) loans in NSBF, relinquished NSBF’s PLP status, is in the process of transitioning all of NSBF’s SBA 7(a) loan originations to Newtek Bank, and is winding down NSBF’s operations. The Company believes these facts, among others, would justify reliance on Rule 3a-2, if necessary as it works to transition expeditiously to its new SBA 7(a) lending model centered around Newtek Bank.
    Section 3(a)(1)(A)
Section 3(a)(1)(A) defines an “investment company” as any issuer which “[i]s or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. . . .” The Staff has requested that the Company analyze each subsidiary, other than the subsidiaries relying on Rule 3a-7 and Section 3(c)(3), using the factors outline in In the Matter of The Tonopah Mining Company of Nevada, 26 S.E.C. 426 (July 21, 1941) (“Tonopah”). As discussed above, although the Company has over forty subsidiaries, the combined value of the Company’s subsidiaries that rely on either Rule 3a-7, Section 3(a)(2), or Section 3(c)(3) is nearly 75% of the total value of the Company’s assets. The vast majority of the Company’s remaining subsidiaries are operating companies that provide business-related services to SMBs. Given the nature of these subsidiaries, the Company believes that there is no aspect of any of these subsidiaries’ operations that might give rise to a question regarding whether those subsidiaries are investment companies under Section 3(a)(1)(A). As such, the Company believes that there is no meaningful analysis to be performed with respect to those subsidiaries and would
25 See IM Guidance Update, Holding Companies and the Application Of Rule 3a-2 Under The Investment Company Act, No 2017-03. The IM Staff recognized that “[t]he occurrence of an extraordinary event may temporarily alter the composition of the Holding Company’s total assets such that securities other than the equity securities of its majority- or wholly-owned subsidiaries now comprise a significant portion of the Holding Company’s total assets.

likely to obscure, rather than clarify, the facts and legal analysis applicable to the Company and subsidiaries discussed herein. However, in an effort to comply with the Staff’s request, the Company has analyzed the Company’s operations under the factors set out in Tonopah. Based on the Company’s analysis, it does not believe that it is holding itself out as an investment company. Rather, the Company believes that it has clearly and consistently demonstrated its intention to operate as a financial holding company following the Conversion.
        Tonopah Factors
In Tonopah, the SEC found that an issuer did not qualify for an exemption from Section 3(a)(1)(C) on the basis of the issuer’s business shifting from owning and operating mines to primarily investing in the securities of mines. In Tonopah, the issuer initially engaged in the mining business directly and through majority-owned subsidiaries. The issuer’s charter provided broad authority to not only own and operate mines, but to “conduct any mercantile business in connection with the same.” Over time, however, nearly all of the issuer’s majority-owned mines became inactive. While the record appears unclear, the issuer may have shifted its resources from operating and owning majority positions in mines to investing in the minority positions of mines and mining-related industries without fully disclosing that shift to investors. The issuer, at times, did, however, communicate to investors that the nature of its business had shifted to primarily making investments.
At some point, the issuer apparently became aware that it had exceeded the forty percent threshold under Section 3(a)(1)(C), and applied for the exemption from Section 3(a)(1)(C) available under Section 3(b)(2). Section 3(b)(2) provides that:
Notwithstanding [Section 3(a)(1)(C)], none of the following persons is an investment company within the meaning of this title: . . . Any issuer which the Commission, upon application by such issuer, finds and by order declares to be primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities either directly or (A) through majority-owned subsidiaries or (B) through controlled companies conducting similar types of businesses.
To determine whether the issuer qualified for the exemption under Section 3(b)(2), the SEC stated that five factors applied: “1) the company's historical development; 2) its public representations of policy; 3) the activities of its officers and directors; and, most important, 4) the nature of its present assets; and 5) the sources of its present income” (the “Tonopah Factors”). In analyzing the Tonopah Factors, the SEC determined as follows:
1.Historical Development. While the issuer initially began as a company that engaged in mining, over time, the substantial majority of its operations consisted of making minority investments in other companies.
2.Public Representations of Policy. Although the record was not entirely clear, the issuer, at times, communicated to investors that the nature of the business had shifted to that of being “somewhat in the nature of a holding company.”
3.Activities of Officers and Directors. Despite the issuer arguing that none of its management team had “banking, brokerage, or [] investment business” experience, the SEC found that they had a wide range of experience investing in mining securities and operations, which was a valid investment strategy.
4.Nature of Present Assets. The SEC determined that the significant majority of the issuer’s assets consisted of investment securities.
5.Source of Present Income. The SEC found that, by 1946, nearly 100% of the issuer’s net income was from interest, dividends, and the sale of securities (the issuer’s income from mining operations was actually negative).
Based on the Tonopah Factors, the SEC denied the issuer’s application for relief under Section 3(b)(2) because it could not find that the issuer was “present[ly] primarily engaged in the business of metal mining.”
        Analysis of the Tonopah Factors

In Tonopah, it was undisputed that the issuer qualified as an “investment company” under Section 3(a)(1)(C). In applying for relief under Section 3(a)(1)(C), the burden was on the Tonopah issuer to rebut the presumption that it was an “investment company.” The SEC found that the issuer failed to rebut that presumption because it “[could not] find that applicant is at present primarily engaged in the business of metal mining,” which was a prerequisite for obtaining relief under Section 3(b)(2).
Given those facts, the Company believes that Tonopah and the Tonopah Factors may provide guidance on how to rebut the presumption that an issuer is an “investment company” after it has surpassed the forty percent threshold under Section 3(a)(1)(C). See  SEC v. Fifth Avenue Coach Lines, Inc., 289 F. Supp. 3 (S.D. N.Y. 1968), affirmed, 435 F.2d 510 (2d Cir. 1970)(applying the Tonopah Factors to a company that sold the substantial majority of its operating assets); SEC v. Nat’l Presto Indus., 486 F.3d 305 (7th Cir. 2007) (applying the Tonopah Factors to a company that initially manufactured consumer goods and munitions but later invested a substantial portion of its assets into securities).  However, neither Tonopah nor the Tonopah Factors provide guidance on how to determine whether an issuer is “holding itself out” as an “investment company” under Section 3(a)(1)(A) despite not having surpassed the forty percent threshold under Section 3(a)(1)(C).
Although the Company believes the Tonopah Factors to have limited applicability in its case, the Company believes that those factors still clearly indicate that the Company is not an “investment company” under the 1940 Act.
1.Historical Development. The Company believes that its historical development supports the fact that the Company is not an investment company. Much like the Company today, the Company’s predecessor, Newtek Business Services, Inc., a New York corporation (“Newtek Inc.”) functioned as a holding company for several wholly and majority-owned operating subsidiaries. Among other things, Newtek Inc. invested in its wholly-owned certified capital companies Capcos (“Capcos”),26 originated SBA 7(a) loans through its wholly-owned subsidiary NSBF, and engaged in payment processing, insurance brokerage, payroll processing and website hosting.
In 2014, Newtek Inc. sought shareholder approval to voluntarily elect to be regulated as a BDC under the 1940 Act. According to Newtek Inc.’s proxy statement for the conversion to a BDC, the purpose of the BDC conversion was to “expand [its] lending activities as well as allow [it] to build a collateral base that [it] believe[d would] provide [it] with access to lower-cost capital.” Later that year, Newtek Inc. merged with and into the Company, and elected to be regulated as a BDC.
As a BDC, the Company continued its SBA 7(a) and 504 lending activities and expanded its offerings as discussed above. After converting to a BDC, other than NSBF, the Company’s wholly and majority-owned consolidated operating subsidiaries were deconsolidated and treated as portfolio companies. Additionally, after voluntarily electing to be treated as a BDC, the Company was not required to prove that it met the requirements of either Sections 3(a)(1)(A) or 3(a)(1)(C) to remain a BDC.
In 2022, the Company’s shareholders approved a proposal that allowed the Company to withdraw its BDC election in order to purchase Newtek Bank, and to convert to a financial holding company. According to the Company’s proxy statement for the conversion to a financial holding company, the purpose of converting to a financial holding company was to increase “the Company’s financing flexibility and lowering the cost of capital to the Company.” Following the Conversion, the Company has begun the process of reorganizing its operations, has become subject to the comprehensive regulation of, among others, the Federal Reserve, the OCC, and the FDIC, and has consistently held itself out as a financial holding company.
2.Public Representations of Policy. Unlike the Tonopah issuer, the Company consistently and publicly expressed its intention to be treated as a financial holding company rather than an investment company. Immediately after entering into the stock purchase agreement to acquire Newtek Bank, the Company issued a press release and a Current Report on Form 8-K describing
26 Newtek Inc. formed its Capcos pursuant to a state-sponsored program, which was designed to encourage investment in small and new businesses and to create economic activity and jobs in the sponsoring state. To induce investors to participate in Capco programs, the state provided a Capco with tax credits to issue to its investors, all of which were required to be insurance companies. After it is capitalized, the Capco was obligated to invest its funds in small and new businesses within the state in accordance with statutory requirements relating to such matters as the size of the business, location and number of employees. Newtek Inc. used its Capcos to finance its small business administration, payment processing and financial reporting businesses. Newtek Inc.’s primary source of cash from Capcos was the statutorily fixed annual management fees of 2.5% of each Capco's initial capital.

its intent to convert to a financial holding company. See Current Report on Form 8-K filed Aug. 2, 2021. Following this announcement, the Company consistently referenced its intention to convert to a financial holding company in all subsequent periodic reports, and in frequent press releases and other publications. Because Section 58 requires a BDC to obtain shareholder approval to withdraw its election to be regulated as a BDC, the Company submitted a proxy to its shareholders to obtain their express consent to change the nature of its business. In that proxy, the Company explicitly discussed its reasons for converting to a financial holding company, and the risks associated therewith.
Following the Conversion, the Company issued a Current Report on Form 8-K and press release to announce its conversion to a financial holding company. See Current Report on Form 8-K filed Jan. 6, 2023. The Company publicly withdrew its BDC election, and has consistently discussed its plans to operate as a financial holding company. In other words, no shareholder could reasonably believe that the Company is operating as an investment company. See Presto Indust., 486 F.3d at 313 (finding that investor confusion was the focus of this factor, and stating that “[t]he SEC has not identified even one confused investor who bought stock in Presto thinking that he was making an investment in a closed-end mutual fund whose assets were the securities that Presto holds.”)
3.Activities of Officers and Directors. The Company believes that this factor supports a finding that it is not an investment company. Unlike most investment companies, which typically hire outside investment managers and do not have employees, the Company is and always has been internally managed. As a result, the Company’s officers are directly employed and compensated by the Company, and do not receive management fees. Additionally, unlike the officers and directors in Tonopah and other investment companies, the Company’s officers devote substantially all of their time to managing the Company’s businesses, and do not manage unrelated companies or funds.
4.Nature of Present Assets. The Company believes that the large majority of its assets are neither “investment securities” nor “securities” under the 1940 Act. As described in detail above, approximately 52.3% of the Company’s assets are assets related to the guaranteed and unguaranteed SBA 7(a) loan portfolio, which are held by NSBF. The Company has described, in detail, why those assets are not “securities” under the 1940 Act, and, therefore, not “investment securities” under Section 3(a)(1)(C). The Company also has described why the approximately 17.5% of assets held at Newtek Bank are explicitly exempted from regulation under the 1940 Act. It is worth noting that, over time, the Company intends to expand the proportion of its assets held by Newtek Bank significantly. Specifically, the Company has publicly disclosed that it intends to transition virtually all of its SBA 7(a) loan activities to Newtek Bank, which would considerably increase the amount of assets held at the Bank. The remaining roughly 27.9% of the Company’s assets are held in almost entirely wholly-owned companies that provide services to SMBs – like NMS (10.9% of the Company total assets), which provides credit and debit card processing services, check approval services, processing equipment, and software. The Company believes that it is clear that none of these remaining subsidiaries would be considered investment companies.
Source of Present Income. The Company believes that this factor is difficult to apply to the Company because of its recent conversion to a financial holding company. The Conversion occurred in January, and the Company has not yet operated even a full fiscal year as a financial holding company. However, as set forth in the Company’s Form 10-Q for the quarter ended March 31, 2023, vast majority of the income the Company generated was in the form of interest, net gains on sale of the guaranteed portions of SBA 7(a) loans originated, interest income on the loan portfolios, electronic payment processing income, servicing income, and managed technology fee income. In addition, the Company’s subsidiaries’ income under the new financial holding company organizational (and accounting) structure is consolidated within the statement of operations, along with its joint ventures.
The Company believes that it has demonstrated that it has been operating and intends to continue to operate, as a financial holding company, not an investment company, since the Conversion.

* * *

If you have any questions or require additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 356-9500.

                            Very truly yours,

                            /s/ Barry Sloane
                            Barry Sloane
                            Chief Executive Officer, President and Chairman
of the Board

cc:     Michael A. Schwartz, Chief Legal Officer
    Jared M. Fishman, Sullivan & Cromwell LLP